SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

      Form 10-K      Form 20-F     Form 11-K   X  Form 10-Q     Form N-SAR
 ----           ----           ----          ----           ----

                      Commission file number 0-30653
                                            ---------

                       BOOK CORPORATION OF AMERICA
                    ---------------------------------
                         Full Name of Registrant

                                   N/A
                                 -------
                        Former Name of Registrant

                     1725 Warm Springs Road, Suite 10
                 ---------------------------------------
        Address of Principle Executive Offices (street and number)

                         Las Vegas, Nevada 89119
                        --------------------------
                         City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

     If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

 X   (a)  The reasons described in reasonable detail in Part III of this form
----      could not be eliminated without unreasonable effort of expense;
 X   (b)  The subject annual report, semi-annual report, transition report on
---- Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.





Part III - Narrative

The Company was delayed in compiling certain information necessary for it to complete its quarterly report for the quarter ended April 30, 2002. The Company expects to complete and file the quarterly report on Form 10 QSB on or before June 19, 2002.

The Company has filed all other reports required since reporting requirements were instituted.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Ronald Robinson          (702)          731-4111
     ---------------          ---------      ----------------
     Name                     Area Code      Telephone Number


(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

             Yes      X   No
     -----          -----

(3) There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal year that will be reflected by the earnings statements to be included in the subject report portion thereof.



                        BOOK CORPORATION OF AMERICA
                  ----------------------------------------
                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: June 14, 2002                By: /s/ Ronald Robinson
                                         -----------------------------
                                         Ronald Robinson, President